UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU STAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

7075 Flying Cloud Drive

Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG

Minneapolis, Minnesota

June 15, 2011

SUPERVALU STAR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

(In thousands)

	2010	2009
ASSETS:
Plan’s interest in Master Trust, at fair value	$5,442,023	$5,072,744
Notes receivable from participants	196,046	188,247
Employer contribution receivable	1,033	2,995

Total assets	5,639,102	5,263,986

LIABILITIES — Administrative expenses payable	(412)	(840)

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	5,638,690	5,263,146

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(14,883)	13,122

NET ASSETS AVAILABLE FOR BENEFITS	$5,623,807	$5,276,268

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2010

(In thousands)

ADDITIONS:
Investment income:
Plan’s interest in Master Trust investment income	$539,601
Interest on loans to participants	7,391

Net investment income	546,992

Contributions:
Employer	96,375
Participants’	169,276

Total contributions	265,651

Total additions	812,643
DEDUCTIONS:
Benefits paid to participants	(459,214)
Administrative expenses	(5,890)

Total deductions	(465,104)

NET INCREASE	347,539

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	5,276,268

End of period	$5,623,807

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

1.	Description of Plan

The following description of the SUPERVALU STAR 401(k) Plan, (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full time and part time employees of SUPERVALU INC. (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. Master Investment Trust held by State Street Corporation, the trustee (“Master Trust”).

Contributions

Employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies SUPERVALU that the employee chooses not to participate or chooses to participate at a different rate. Thereafter, employees must make an election in order to change their contribution percentage. The deferral percentages of participants who were automatically enrolled and have not made an election change will be automatically escalated by 1% per year until they reach 6%. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 6% of their recognized compensation are matched by SUPERVALU at a rate of 100% of the first 4% of compensation and an additional 50% match on the next 2% of compensation. An additional discretionary employer contribution of 0 to 3% of compensation may be made by SUPERVALU. Except in the case of death or retirement after the age of 65, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. For plan years beginning on or after January 1, 2008, all employer contributions plus earnings thereon are vested 100% after two years of employment. Employer contributions plus earnings thereon received for plan years prior to January 1, 2008, including amounts from plans merged into the Plan and credited after January 1, 2008, retain their previous vesting schedules.

Notes receivable from Participants

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their account balance. Loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted. Principal and interest are paid through payroll deductions, with the maximum term of five years, except for loans for the purchase of a primary residence which have a maximum term of 10 years. Loan interest rates range from 3.25% to 10.50% as of December 31, 2010. The loans are valued based on unpaid principal balance plus accrued interest.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

Payment of Benefits

Upon termination of service for any reason or attainment of age 59  1/2, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a full or partial lump sum or (after termination of employment) through installment payments. Participants currently employed by SUPERVALU can withdraw any after-tax contributions or rollover contributions at any time. All distributions not taken as rollovers are subject to required federal withholding. Participants who meet the Plan’s rules may receive an in-service hardship distribution from the vested portion of their balances.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to the participant’s account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $2,752 and $1,336, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2010, employer contributions were reduced by $1,336 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis method of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trusts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements on a gross basis in the rollforward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on our financial statements. See Note 3, Plan’s Interest in Master Trust.

Investments Valuation and Income Recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments reported at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurements, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

Level 3—Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liabilities.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair values of certain underlying investments of the Master Trust are estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Where applicable, as a practical expedient, the fair values of certain underlying investments of the Master Trust are at the net asset value per share (“NAV”), which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding. See Note 3, Plan’s Interest in Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risks and Uncertainties

The Master Trust invests in various investment instruments. These investment instruments are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of December 31, 2010 and 2009.

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan together with the investments that are held for other plans sponsored by SUPERVALU in the Master Trust.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

At December 31, 2010 and 2009, the Plan’s interest in the net assets of Master Trust was 78% and 79%, respectively. As of December 31, 2010 and 2009, fair values of investments in the Master Trust are as follows:

	2010	2009
Investments at fair value:
Common stock:
U.S. small-cap and mid-cap stock	$360,116	$406,828
U.S. large-cap stock	611,298	602,401
International stock	498,217	370,887

Total common stock	1,469,631	1,380,116

Common collective trusts – equity	2,843,077	2,525,993
Common collective trusts – fixed income	596,002	448,322
Corporate bonds	302,299	332,344
Government securities	317,173	271,398
Mortgage backed securities	113,187	132,396
Private equity	147,979	31,723
Mutual funds	314,802	198,877
Synthetic guaranteed investment contracts	1,068,822	1,117,275
Real estate partnerships	1,533	—
Other	90,338	161,665

Total investments	7,264,843	6,600,109

Net payable for securities purchased	(29,503)	(1,795)

Net assets at fair value	7,235,340	6,598,314

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,888)	13,326

Net assets at contract value	$7,220,452	$6,611,640

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

Investment income for the Master Trust for the year ended December 31, 2010 is as follows:

Investment income:
Net appreciation in fair value of investments:
Common stock:
U.S. small-cap and mid-cap stock	$52,334
U.S. large-cap stock	72,792
International stock	45,462

Total common stock	170,588

Common collective trusts – equity	351,678
Common collective trusts – fixed income	52,112
Corporate bonds	14,224
Government securities	11,477
Mortgage backed securities	12,413
Private equity	9,084
Mutual funds	383
Synthetic guaranteed investment contracts	3,710
Real estate partnerships	—
Other	20,337

646,006
Dividends	34,010
Interest	49,031

Net investment income	$729,047

Synthetic Guaranteed Investment Contracts

The Master Trust contains direct investments in synthetic guaranteed investment contracts (“SGICs”) (the “Stable Value Fund”) managed by Ameriprise Trust Company (“Ameriprise”) and Fidelity Investments with Ameriprise acting as the global wrap manager, which are presented at fair value at December 31, 2010 and 2009, as shown on the previous page. In determining the Net Assets Available for Benefits at December 31, 2010 and 2009, the Stable Value Fund is recorded at its contract value of $1,053,934 and $1,130,601 respectively, which is equal to principal balance plus accrued interest. Investment contracts such as those comprising the Stable Value Fund are generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive. In addition, the Master Trust holds a series of wrap guarantee agreements with insurance companies that can be utilized in the event the issuer of the SGICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract. During 2010, the Master Trust sold all direct investments in traditional guaranteed investment contracts (“GICs”) that were reported at December 31, 2009.

Contract value, as reported to the Plan by State Street Bank, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2010 and 2009, was 2.17% and 2.64%, respectively. The average yield at December 31, 2010 and 2009 was 2.46% and 2.90%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

The Stable Value Fund does not permit the insurance company wrap providers to terminate the agreement except under certain circumstances per the terms of the agreement. The insurance company and the Plan may terminate the agreement upon 30 days notice. The SGICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A+ or higher.

Fair Value Measurements

The following is a description of the valuation methodologies used for investments measured at fair value in the Master Trust:

Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts—Valued at NAV.

Corporate bonds— Valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Government securities— Certain government securities are valued at the closing price reported in the active market in which the security is traded. Other government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Mortgage backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Private equity— Valued using closing prices of comparable securities with similar terms or at NAV, which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding.

Mutual funds— Certain mutual funds are valued at the closing price reported in the active market in which the individual securities are traded. Other mutual funds are valued at NAV.

Synthetic guaranteed investment contract— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Real estate partnerships— Valued using closing prices of comparable securities with similar terms or at NAV, which is based on the value of the underlying securities owned by the fund and divided by the number of shares outstanding.

Other— Valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid-market or NAV for actual trades or positions held or owed.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Master Trust has $149,512 of investments in Level 3 alternative investment funds which are reported at NAV. The Company has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. However, changes in market conditions and the economic environment may significantly impact the net asset value of the funds. Of the alternative investments reported at net asset value, $88,482 are redeemable at net asset value under the original terms of the funds agreements. Of the alternative investments reported at net asset value, $61,030 are invested in funds that do not provide for liquidity in the form of discretionary withdrawals. Unfunded commitments for future investments in these funds totaled $109,446 at December 31, 2010.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at amounts other than the reported net asset value. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require an amount other than the reported net asset value, and the difference could be significant.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Common stock:
U.S. small-cap and mid-cap stock	$360,116	$—	$—	$360,116
U.S. large-cap stock	611,298	—	—	611,298
International stock	496,337	1,880	—	498,217

Total common stock	1,467,751	1,880	—	1,469,631

Common collective trusts – equity	—	2,843,077	—	2,843,077
Common collective trusts – fixed income	—	596,002	—	596,002
Corporate bonds	—	302,299	—	302,299
Government securities	112,697	204,476	—	317,173
Mortgage backed securities	—	113,187	—	113,187
Private equity	—	—	147,979	147,979
Mutual funds	187,331	127,471	—	314,802
Synthetic guaranteed investment contracts	—	1,068,822	—	1,068,822
Real estate partnerships	—	—	1,533	1,533
Other	—	60,835	—	60,835

Total net assets at fair value	$1,767,779	$5,318,049	$149,512	$7,235,340

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Common stock:
U.S. small-cap and mid-cap stock	$406,828	$—	$—	$406,828
U.S. large-cap stock	602,401	—	—	602,401
International stock	370,887	—	—	370,887

Total common stock	1,380,116	—	—	1,380,116

Common collective trusts – equity	—	2,525,993	—	2,525,993
Common collective trusts – fixed income	—	448,322	—	448,322
Corporate bonds	—	332,344	—	332,344
Government securities	99,669	171,729	—	271,398
Mortgage backed securities	—	132,396	—	132,396
Private equity	—	—	31,723	31,723
Mutual funds	178,105	20,772	—	198,877
Synthetic guaranteed investment contracts	—	1,117,275	—	1,117,275
Other	—	159,870	—	159,870

Total net assets at fair value	$1,657,890	$4,908,701	$31,723	$6,598,314

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

The following is a summary of changes in the fair value for the Master Trust level 3 investments for the year ended December 31, 2010:

	Real Estate Partnerships	Private Equity
Beginning balance	$—	$31,723
Realized gains	—	(2)
Unrealized gains relating to instruments still held at the reporting date	—	22,167
Purchases, sales, issuances and settlements (net)	1,533	94,091

Ending balance	$1,533	$147,979

Derivative Instruments

The Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. Investment managers are prohibited from using derivative securities that leverage the portfolio.

The Master Trust holds To-Be-Announced (“TBA”) government agency mortgage forward contracts that require the Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value with the changes in fair value reported in net unrealized gains and losses.

These securities are classified as ‘Other’ investments within the fair value hierarchy tables presented above.

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2010:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total

Asset-value Derivatives:

Swaps	$3,015	$—	$576	$7,976	$—	$11,567
Forward Contracts	—	6,085	—	—	—	6,085
Other	276	—	—	—	101	377

	$3,291	$6,085	$576	$7,976	$101	$18,029

Liability-value Derivatives:

Swaps	$(401)	$—	$(284)	$—	$—	$(685)
Forward Contracts	—	(3,730)	—	—	(22,895)	(26,625)
Other	(457)	—	—	—	(309)	(766)

	$(858)	$(3,730)	$(284)	$—	$(23,204)	$(28,076)

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2009:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total

Asset-value Derivatives:

Swaps	$5,286	$—	$932	$7,015	$—	$13,233
Forward Contracts	—	2,399	—	—	—	2,399
Other	1,664	4	—	—	1,542	3,210

	$6,950	$2,403	$932	$7,015	$1,542	$18,842

Liability-value Derivatives:

Swaps	$(954)	$—	$(1,142)	$(1,599)	$—	$(3,695)
Forward Contracts	—	(1,901)	—	—	(91,161)	(93,062)
Other	(3,299)	(2)	—	—	(970)	(4,271)

	$(4,253)	$(1,903)	$(1,142)	$(1,599)	$(92,131)	$(101,028)

The following is a summary of the net change in appreciation (depreciation) in fair value of the derivative instruments for the Master Trust categorized by risk exposure for the year-ended December 31, 2010:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total

Swaps	$(1,774)	$—	$1,669	$16,631	$—	$16,526
Forward Contracts	—	3,830	—	—	1,397	5,227
Other	6,797	(1)	—	—	(1,933)	4,863

	$5,023	$3,829	$1,669	$16,631	$(536)	$26,616

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

4.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants not fully vested in the Plan, would become 100% vested; inactive participants continuing to hold assets with the Plan, and who have been employed by the Company at any time during the five years preceding the Plan termination, would become 100% vested. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related-Party Transactions

Certain investments in the Master Trust are shares of mutual funds managed by the trustee. Transactions with the trustee qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$5,623,807	$5,276,268
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	14,883	(13,122)

Net assets available for benefits per Form 5500	$5,638,690	$5,263,146

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009 and For the Year Ended December 31, 2010

(In thousands)

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2010:

Net Investment income per the financial statements	$546,992
Less: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	14,883
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	13,122

Investment income per Form 5500	$574,997

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

SUPERVALU STAR 401(K) PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(In thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
* Notes receivable from participants	13,409 Notes receivable from participants (maturing 2011 to 2020) at interest rates of 3.25% to 10.50%	*	*	196,046

*	Party - in - interest
**	Cost of asset information is not required and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU STAR 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU STAR 401(k) Plan

DATE: June 15, 2011	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Keith E. Kravcik
Keith E. Kravcik Group Vice President/Corporate Controller